FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 10, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX recovers 4.9 grams/ton gold and 1.2 grams/ton silver from bulk sample at

East Manhattan Wash in Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce the results of the first large (bulk) sample taken from its East Manhattan Wash (“EMW”) property in the Manhattan Mining District, Nye County, Nevada.

The sample was taken from a previously sampled outcrop that contained approximately 1 gram of gold per ton. At that time, it was also noticed that if the sample was crushed and “panned”, free gold was found.  The recent bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

An extensive soil/outcrop sampling program is planned for EMW for the spring of 2009, which will be followed up by an auger drill program to outline the native gold bearing outcrop.   Additional land has been staked along the north and south sides of the original EMW claims.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounces per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.  Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines produced another 100,000 ounces.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordivician Age Sedimentary rocks along the five mile long by one mile wide zone of the Caldera.  What is unique to this occurrence is that it is related to a lithic welded volcanic tuff.  More work is planned to determine how this mineralization is related to the overall normal mineralized gold system in the Manhattan District.  So far, it appears to be quite different and may be quite extensive.

The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah and is the subject of an option agreement whereby MAX can earn a 100% interest, subject to a 3% NSR royalty.  There no historic reports on the project available to MAX.  For more information on East Manhattan Wash, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada, and.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  April 15, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director